Exhibit (a)(1)(H)

PRESS RELEASE

PROPHASE LABS, INC. ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

DOYLESTOWN, PA — (Globe Newswire – September 29, 2017) — ProPhase Labs, Inc. (NASDAQ: PRPH, www.ProPhaseLabs.com), a diversified natural health medical science company (“ProPhase”), announced today the final results of its tender offer to purchase up to 4,000,000 shares of its common stock at a price of $2.30 per share, which expired at 5:00 p.m., New York City time, on September 25, 2017.

ProPhase has accepted for purchase 4,323,335 shares of its Common Stock, including all “odd lots” validly tendered, at a purchase price of $2.30 per share, for an aggregate purchase price of approximately $9.9 million. Based on the final tabulation by American Stock Transfer & Trust Company, the Depositary for the tender offer, 5,910,327 shares of ProPhase Common Stock were properly tendered and not withdrawn. ProPhase has been informed by the Depositary that, after giving effect to the priority for an aggregate amount of approximately 9,338 “odd lot” shares, the final proration factor for the remaining tendered shares is approximately 73%.

The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

Immediately following the purchase of the tendered shares, ProPhase expects to have 12,428,461 shares of common stock outstanding.

The Information Agent for the tender offer is MacKenzie Partners, Inc. For questions and information, please call the Information Agent toll free at 1-800-322-2885.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF PROPHASE LABS, INC. COMMON STOCK. THE TENDER OFFER WAS MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT PROPHASE DISTRIBUTED TO ITS STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT WEBMD FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CALLING MACKENZIE PARTNERS, INC., THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 1-800-322-2885.

About ProPhase

ProPhase is a manufacturer, marketer and distributor of a diversified range of health care products and cold remedy products that are offered to the general public. We are also engaged in the research and development of potential over-the-counter (“OTC”) drug and natural base health products including supplements, personal care and cosmeceutical products, and intend to explore and evaluate opportunities outside of the consumer products industry. For more information visit us at www.ProPhaseLabs.com.

Forward-Looking Statements

All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties relating to changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

Investor Contact

Ted Karkus, Chairman and CEO

ProPhase Labs, Inc.

(267) 880-1111